

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 28, 2008

Mr. Rocky V. Emery
Chief Executive Officer
Rock Energy Resources, Inc.
10375 Richmond, Suite 2100
Houston, TX 77042

> **Re: Rock Energy Resources, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Response Letter Dated August 21, 2008**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed August 22, 2008**
> **File No. 000-23022**

Dear Mr. Emery:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                  Sincerely,

                  Jill Davis
                  Branch Chief